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                                                                       Exhibit 5


       [Devine, Millimet & Branch, Professional Association Letterhead]




                               September 22, 1997




CFX Corporation
102 Main Street
Keene, New Hampshire  03431

Ladies and Gentlemen:

                 Reference is made to the Post-Effective Amendment No. 1 on Form S-8 (the "Post-Effective Amendment") to the Registration Statement on Form S-4 (File No. 333-29229) (the "Registration Statement") of CFX Corporation, a New Hampshire corporation ("CFX"), relating to shares of CFX Common Stock, par value $0.66 2/3 per share ("CFX Common Stock"), which may be offered to holders of options ("Portsmouth Options") to purchase shares of common stock of Portsmouth Bank Shares, Inc. ("Portsmouth"), par value $0.10 per share ("Portsmouth Common Stock"), made under and in accordance with Portsmouth's Revised 1987 Stock Option and Stock Appreciation Rights Plan (the "Portsmouth Plan"), which Portsmouth Options have been assumed by CFX and converted into a right to purchase shares of CFX Common Stock pursuant to the terms of an Agreement and Plan of Reorganization and a related Plan of Share Exchange, both dated as of February 13, 1997, by and among CFX, Portsmouth and certain of their respective affiliates (collectively, the "Reorganization Agreement"). You have asked us to furnish an opinion to be included as Exhibit 5 to the Post-Effective Amendment. This opinion relates only to shares of CFX Common Stock that may be issued to holders of Portsmouth Options outstanding on the Effective Date (as defined in the Reorganization Agreement).

                 In conjunction with the furnishing of this opinion, we have examined the Reorganization Agreement, the Portsmouth Plan, certified copies of the Articles of Incorporation and the By-laws of CFX and the minutes of relevant meetings of the directors and of the shareholders of CFX. We have further examined such other corporate documents and have made such investigation of matters of fact and law as we have deemed necessary to render this opinion. Based upon such examination and investigation, and upon the assumptions that there will be no material changes in the documents examined and the matters investigated, we are of the opinion that:

                 1. The shares of CFX Common Stock that may be offered to holders of Portsmouth Options after the Effective
                          Date pursuant to the terms of the Reorganization Agreement have been duly authorized by CFX.
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                 2.       The shares of CFX Common Stock to be issued upon
                          exercise of any Portsmouth Options in accordance with the terms of the Portsmouth Plan, and any stock option agreement pursuant thereto, and payments of the consideration (in amounts not less than the par value per share) specified in the Reorganization Agreement, will be validly issued, fully paid and nonassessable.

                 We consent to the filing of this opinion as an exhibit to the Post-Effective Amendment.

                                        Very truly yours,

                                        DEVINE, MILLIMET & BRANCH, PROFESSIONAL
                                          ASSOCIATION